UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

Pure Cycle Corporation
(Name of Issuer)

Common Stock, par value 1/3 of $0.01 per share
(Title of Class of Securities)

746228303
(CUSIP Number)

Plaisance Capital, LLC 250 Fillmore Street, Suite 525 Denver, Colorado 80206 Telephone (720) 774-6202
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 29, 2022
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	746228303

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Plaisance Capital, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,688,778

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

2,688,778

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

2,688,778

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.21%

14.	TYPE OF REPORTING PERSON

OO, IA

CUSIP No.	746228303

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Plaisance SPV I, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,688,778

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

2,688,778

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

2,688,778

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.21%

14.	TYPE OF REPORTING PERSON

OO

.

CUSIP No.	746228303

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Daniel Kozlowski

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

4,000

8.	SHARED VOTING POWER

2,688,778

9.	SOLE DISPOSITIVE POWER

4,000

10.	SHARED DISPOSITIVE POWER	[_]

2,688,778

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

2,692,778

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.23%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	746228303

Explanatory Note

This Amendment No. 2 ("Amendment No. 2") relates to the Common Stock 1/3 of $0.01 par value (the “Common Stock”) of Pure Cycle Corporation, a corporation incorporated under the laws of the State of Colorado, U.S.A. with its principal executive offices located at 34501 E. Quincy Avenue, Bldg. 34, Watkins, CO (the "Issuer"). This Amendment No. 2 amends and supplements the Statement on Amendment No. 1 to Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on January 22, 2021 and the Schedule 13D filed with the SEC on October 15, 2019 (together, the "initial Schedule 13D"). The initial Schedule 13D, as amended and supplemented by this Amendment, is referred to herein as the "Schedule 13D." Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D. The items of the Schedule 13D are amended as described herein, and only those items amended are reported herein. Unless otherwise stated herein, the Schedule 13D remains in full force and effect.

Item 1.	Security and Issuer.

This statement relates to the Common Stock of the Issuer.

Item 2.	Identity and Background.

(a)-(c)

This Schedule 13D is being filed jointly by (i) Plaisance Capital, LLC, a Delaware limited liability company, (ii) Plaisance SPV I, LLC, a Delaware limited liability company, and (iii) Daniel Kozlowski, a United States citizen (collectively, the “Reporting Persons”).

The principal business address of the Reporting Persons is 250 Fillmore Street, Suite 525, Denver, Colorado 80206.

Daniel Kozlowski is the managing member of Plaisance Capital, LLC, an investment management firm that serves as the investment manager to Plaisance SPV I, LLC, a private investment fund and other private investment funds.  The principal business of Plaisance SPV I, LLC is purchasing, holding and selling securities for investment purposes.

(d)	None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)	None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

No material changes from the Schedule 13D filed by the Reporting Persons on October 15, 2019, as amended on January 22, 2021.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

In connection with the liquidation of certain private investment funds managed by Plaisance Capital, LLC, each of the private investment funds made an in-kind distribution, without consideration, of the securities of the Issuer to their partners. Although Plaisance Capital, LLC determined to liquidate the aforementioned private investment funds based on market conditions due to their respective long/short strategies, Plaisance Capital, LLC remains the largest shareholder of the Issuer via Plaisance SPV I, LLC which is a long duration investment vehicle. Daniel Kozlowski remains on the board of directors of the Issuer and Plaisance Capital, LLC has no current intention or need to sell any shares of Common Stock in the foreseeable future. Please refer to the corresponding Form 4 filed on December 1, 2022 by the Reporting Persons for additional information.

Item 5.	Interest in Securities of the Issuer.

(a)-(c)

Item 5 of the Schedule 13D is hereby amended and restated as follows:

As of the date hereof, Plaisance Capital, LLC may be deemed to be the beneficial owner of 2,688,778 shares of Common Stock or 11.21% of the shares of the Common Stock of the Issuer, Daniel Kozlowski may be deemed to be the beneficial owner of 2,692,778 shares of Common Stock or 11.23% of the shares of the Common Stock of the Issuer and Plaisance SPV I, LLC may be deemed to be the beneficial owner of 2,688,778 shares of Common Stock or 11.21% of the shares of the Common Stock of the Issuer, based upon the 23,980,645 shares of Common Stock outstanding as of July 7, 2022, according to the Form 10-Q filed by the Issuer on July 11, 2022.

Plaisance Capital, LLC has the sole power to vote or direct the vote of 0 shares of Common Stock and the shared power to vote or direct the vote of 2,688,778 shares of Common Stock. Daniel Kozlowski has the sole power to vote or direct the vote of 4,000 shares of Common Stock and the shared power to vote or direct the vote of 2,688,778 shares of Common Stock. Plaisance SPV I, LLC has the sole power to vote or direct the vote of 0 shares of Common Stock and the shared power to vote or direct the vote of 2,688,778 shares of Common Stock.

Plaisance Capital, LLC has the sole power to dispose or direct the disposition of 0 shares of Common Stock and the shared power to dispose or direct the disposition of 2,688,778 shares of Common Stock. Daniel Kozlowski has the sole power to dispose or direct the disposition of 4,000 shares of Common Stock and the shared power to dispose or direct the disposition of 2,688,778 shares of Common Stock. Plaisance SPV I, LLC has the sole power to dispose or direct the disposition of 0 shares of Common Stock and the shared power to dispose or direct the disposition of 2,688,778 shares of Common Stock.

The transactions in the Common Stock by the Reporting Persons during the past sixty days are set forth in Exhibit B, including the pro-rata in-kind distributions of shares of Common Stock by private investment funds managed by Plaisance Capital, LLC to its limited partners.

The Reporting Persons specifically disclaim beneficial ownership in the shares of Common Stock reported herein except to the extent of their pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No material changes from the Schedule D filed by the Reporting Persons on October 15, 2019.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is amended and supplemented as follows: Exhibit A: Joint Filing Agreement Exhibit B: Schedule of Transactions in the Common Stock

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 1, 2022
(Date)

PLAISANCE CAPITAL, LLC

By: /s/ Daniel Kozlowski

Daniel Kozlowski, Managing Member

PLAISANCE SPV I, LLC

By: Plaisance Capital, LLC, its managing member

By: /s/ Daniel Kozlowski

Daniel Kozlowski, Managing Member of Plaisance Capital, LLC

DANIEL KOZLOWSKI

/s/ Daniel Kozlowski

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13D, Amendment No. 2, dated December 1, 2022, relating to the Common Stock, par value 1/3 of $0.01 per share of Pure Cycle Corporation shall be filed on behalf of the undersigned.

December 1, 2022

-----------------------

(Date)

PLAISANCE CAPITAL, LLC

By: /s/ Daniel Kozlowski

Daniel Kozlowski, Managing Member

PLAISANCE SPV I, LLC

By: Plaisance Capital, LLC, its managing member

By: /s/ Daniel Kozlowski

Daniel Kozlowski, Managing Member of Plaisance Capital, LLC

DANIEL KOZLOWSKI

/s/ Daniel Kozlowski

Exhibit B

Schedule of Transactions in Common Stock by Other Clients of Plaisance Capital, LLC

DATE	SECURITY	TRANSACTION (1)	AMOUNT	PRICE
11/29/2022	Common Stock	In-Kind Distribution (Disposition)	344,967	(1)
11/30/2022	Common Stock	In-Kind Distribution (Disposition)	865,042	(1)

(1) Represents a pro-rata, in-kind distribution, without consideration, of Common Stock by certain private investment funds managed by Plaisance Capital, LLC to its members. For a complete description, please see the corresponding Form 4 filed on December 1, 2022 by the Reporting Persons with the Securities and Exchange Commission, which is incorporated herein by reference.

Schedule of Transactions in Common Stock by Plaisance SPV I, LLC

DATE	SECURITY	TRANSACTION	AMOUNT	PRICE
11/29/2022	Common Stock	Sale	15	10.10
11/29/2022	Common Stock	Sale	15	10.10
11/29/2022	Common Stock	Sale	14	10.10
11/29/2022	Common Stock	Sale	56	10.10
11/29/2022	Common Stock	Sale	8	10.10
11/29/2022	Common Stock	Sale	42	10.10
11/29/2022	Common Stock	Sale	50	10.12
11/29/2022	Common Stock	Sale	30	10.12
11/29/2022	Common Stock	Sale	94	10.12
11/29/2022	Common Stock	Sale	4	10.12
11/29/2022	Common Stock	Sale	98	10.12
11/29/2022	Common Stock	Sale	100	10.12
11/29/2022	Common Stock	Sale	100	10.12
11/29/2022	Common Stock	Sale	100	10.12
11/29/2022	Common Stock	Sale	100	10.12
11/29/2022	Common Stock	Sale	50	10.13
11/29/2022	Common Stock	Sale	50	10.13
11/29/2022	Common Stock	Sale	29	10.13
11/29/2022	Common Stock	Sale	41	10.13
11/29/2022	Common Stock	Sale	2	10.13
11/29/2022	Common Stock	Sale	2	10.13
11/29/2022	Common Stock	Sale	100	10.13
11/29/2022	Common Stock	Sale	100	10.14
11/29/2022	Common Stock	Sale	100	10.14
11/29/2022	Common Stock	Sale	17	10.14
11/29/2022	Common Stock	Sale	36	10.14
11/29/2022	Common Stock	Sale	11	10.14

11/29/2022	Common Stock	Sale	35	10.14
11/29/2022	Common Stock	Sale	100	10.14
11/29/2022	Common Stock	Sale	83	10.14
11/29/2022	Common Stock	Sale	12	10.14
11/29/2022	Common Stock	Sale	5	10.14
11/29/2022	Common Stock	Sale	99	10.14
11/29/2022	Common Stock	Sale	100	10.15
11/29/2022	Common Stock	Sale	2	10.15
11/29/2022	Common Stock	Sale	98	10.15
11/29/2022	Common Stock	Sale	1	10.15
11/29/2022	Common Stock	Sale	1	10.15
11/29/2022	Common Stock	Sale	100	10.15
11/29/2022	Common Stock	Sale	100	10.15
11/29/2022	Common Stock	Sale	100	10.15
11/29/2022	Common Stock	Sale	100	10.15
11/29/2022	Common Stock	Sale	1	10.15
11/29/2022	Common Stock	Sale	50	10.16
11/29/2022	Common Stock	Sale	48	10.16
11/29/2022	Common Stock	Sale	2	10.16
11/29/2022	Common Stock	Sale	100	10.16
11/29/2022	Common Stock	Sale	100	10.16
11/29/2022	Common Stock	Sale	100	10.16
11/29/2022	Common Stock	Sale	30	10.16
11/29/2022	Common Stock	Sale	70	10.16
11/29/2022	Common Stock	Sale	100	10.16
11/29/2022	Common Stock	Sale	100	10.17
11/29/2022	Common Stock	Sale	100	10.17
11/29/2022	Common Stock	Sale	99	10.17
11/29/2022	Common Stock	Sale	86	10.17
11/29/2022	Common Stock	Sale	22	10.17
11/29/2022	Common Stock	Sale	49	10.17
11/29/2022	Common Stock	Sale	48	10.17
11/29/2022	Common Stock	Sale	48	10.17
11/29/2022	Common Stock	Sale	48	10.17
11/29/2022	Common Stock	Sale	48	10.17
11/29/2022	Common Stock	Sale	100	10.17
11/29/2022	Common Stock	Sale	100	10.17
11/29/2022	Common Stock	Sale	1	10.17
11/29/2022	Common Stock	Sale	63	10.17
11/29/2022	Common Stock	Sale	6	10.17
11/29/2022	Common Stock	Sale	8	10.17
11/29/2022	Common Stock	Sale	10	10.17
11/29/2022	Common Stock	Sale	11	10.17
11/29/2022	Common Stock	Sale	90	10.17
11/29/2022	Common Stock	Sale	8	10.17

11/29/2022	Common Stock	Sale	98	10.17
11/29/2022	Common Stock	Sale	100	10.17
11/29/2022	Common Stock	Sale	99	10.17
11/29/2022	Common Stock	Sale	28	10.18
11/29/2022	Common Stock	Sale	1	10.18
11/29/2022	Common Stock	Sale	2	10.18
11/29/2022	Common Stock	Sale	2	10.18
11/29/2022	Common Stock	Sale	2	10.18
11/29/2022	Common Stock	Sale	2	10.18
11/29/2022	Common Stock	Sale	1	10.18
11/29/2022	Common Stock	Sale	2	10.18
11/29/2022	Common Stock	Sale	100	10.18
11/29/2022	Common Stock	Sale	100	10.18
11/29/2022	Common Stock	Sale	2	10.18
11/29/2022	Common Stock	Sale	100	10.18
11/29/2022	Common Stock	Sale	100	10.18
11/29/2022	Common Stock	Sale	1	10.18
11/29/2022	Common Stock	Sale	100	10.18
11/29/2022	Common Stock	Sale	100	10.19
11/29/2022	Common Stock	Sale	100	10.19
11/29/2022	Common Stock	Sale	100	10.19
11/29/2022	Common Stock	Sale	100	10.19
11/29/2022	Common Stock	Sale	100	10.19
11/29/2022	Common Stock	Sale	13	10.19
11/29/2022	Common Stock	Sale	64	10.19
11/29/2022	Common Stock	Sale	36	10.19
11/29/2022	Common Stock	Sale	100	10.19
11/29/2022	Common Stock	Sale	100	10.19
11/29/2022	Common Stock	Sale	100	10.19
11/29/2022	Common Stock	Sale	1	10.20
11/29/2022	Common Stock	Sale	50	10.20
11/29/2022	Common Stock	Sale	50	10.20
11/29/2022	Common Stock	Sale	100	10.21
11/29/2022	Common Stock	Sale	50	10.21
11/29/2022	Common Stock	Sale	48	10.21
11/29/2022	Common Stock	Sale	48	10.21
11/29/2022	Common Stock	Sale	50	10.21
11/29/2022	Common Stock	Sale	100	10.21
11/29/2022	Common Stock	Sale	100	10.21
11/29/2022	Common Stock	Sale	100	10.21
11/29/2022	Common Stock	Sale	100	10.22
11/29/2022	Common Stock	Sale	100	10.22
11/29/2022	Common Stock	Sale	100	10.22
11/29/2022	Common Stock	Sale	100	10.22
11/29/2022	Common Stock	Sale	100	10.22

11/29/2022	Common Stock	Sale	100	10.22
11/29/2022	Common Stock	Sale	2	10.22
11/29/2022	Common Stock	Sale	2	10.22
11/29/2022	Common Stock	Sale	100	10.22
11/29/2022	Common Stock	Sale	100	10.22
11/29/2022	Common Stock	Sale	100	10.22
11/29/2022	Common Stock	Sale	100	10.22
11/29/2022	Common Stock	Sale	100	10.22
11/29/2022	Common Stock	Sale	100	10.22
11/29/2022	Common Stock	Sale	100	10.22
11/29/2022	Common Stock	Sale	100	10.22
11/29/2022	Common Stock	Sale	100	10.22
11/29/2022	Common Stock	Sale	100	10.22
11/29/2022	Common Stock	Sale	100	10.22
11/29/2022	Common Stock	Sale	100	10.22
11/29/2022	Common Stock	Sale	100	10.22
11/29/2022	Common Stock	Sale	100	10.22
11/29/2022	Common Stock	Sale	100	10.22
11/29/2022	Common Stock	Sale	100	10.22
11/29/2022	Common Stock	Sale	100	10.22
11/29/2022	Common Stock	Sale	100	10.22
11/29/2022	Common Stock	Sale	100	10.22
11/29/2022	Common Stock	Sale	100	10.22
11/29/2022	Common Stock	Sale	100	10.22
11/29/2022	Common Stock	Sale	100	10.22
11/29/2022	Common Stock	Sale	100	10.22
11/29/2022	Common Stock	Sale	100	10.22
11/29/2022	Common Stock	Sale	100	10.22
11/29/2022	Common Stock	Sale	100	10.22
11/29/2022	Common Stock	Sale	100	10.22
11/29/2022	Common Stock	Sale	100	10.22
11/29/2022	Common Stock	Sale	100	10.22
11/29/2022	Common Stock	Sale	100	10.22
11/29/2022	Common Stock	Sale	100	10.22
11/29/2022	Common Stock	Sale	100	10.22
11/29/2022	Common Stock	Sale	100	10.22
11/29/2022	Common Stock	Sale	100	10.22
11/29/2022	Common Stock	Sale	100	10.22
11/29/2022	Common Stock	Sale	100	10.22
11/29/2022	Common Stock	Sale	100	10.24
11/29/2022	Common Stock	Sale	100	10.24
11/29/2022	Common Stock	Sale	100	10.25
11/29/2022	Common Stock	Sale	4	10.25
11/29/2022	Common Stock	Sale	96	10.25
11/29/2022	Common Stock	Sale	100	10.25

11/29/2022	Common Stock	Sale	100	10.25
11/29/2022	Common Stock	Sale	100	10.26
11/29/2022	Common Stock	Sale	100	10.26
11/29/2022	Common Stock	Sale	100	10.26
11/29/2022	Common Stock	Sale	100	10.26
11/29/2022	Common Stock	Sale	100	10.26
11/29/2022	Common Stock	Sale	100	10.26
11/29/2022	Common Stock	Sale	200	10.26
11/29/2022	Common Stock	Sale	100	10.26
11/29/2022	Common Stock	Sale	100	10.26
11/29/2022	Common Stock	Sale	200	10.26
11/29/2022	Common Stock	Sale	100	10.26
11/29/2022	Common Stock	Sale	100	10.26
11/29/2022	Common Stock	Sale	100	10.26
11/29/2022	Common Stock	Sale	100	10.26
11/29/2022	Common Stock	Sale	100	10.26
11/29/2022	Common Stock	Sale	200	10.26
11/29/2022	Common Stock	Sale	100	10.26
11/29/2022	Common Stock	Sale	100	10.26
11/29/2022	Common Stock	Sale	100	10.26
11/29/2022	Common Stock	Sale	100	10.26
11/29/2022	Common Stock	Sale	200	10.26
11/29/2022	Common Stock	Sale	100	10.26
11/29/2022	Common Stock	Sale	200	10.26
11/29/2022	Common Stock	Sale	100	10.26
11/29/2022	Common Stock	Sale	100	10.26
11/29/2022	Common Stock	Sale	100	10.26
11/29/2022	Common Stock	Sale	100	10.26
11/29/2022	Common Stock	Sale	100	10.26
11/29/2022	Common Stock	Sale	100	10.26
11/29/2022	Common Stock	Sale	100	10.26
11/29/2022	Common Stock	Sale	100	10.26
11/29/2022	Common Stock	Sale	100	10.26
11/29/2022	Common Stock	Sale	100	10.26
11/29/2022	Common Stock	Sale	100	10.26
11/29/2022	Common Stock	Sale	100	10.26
11/29/2022	Common Stock	Sale	100	10.26
11/29/2022	Common Stock	Sale	100	10.26
11/29/2022	Common Stock	Sale	100	10.26
11/29/2022	Common Stock	Sale	100	10.26
11/29/2022	Common Stock	Sale	100	10.26
11/29/2022	Common Stock	Sale	100	10.26
11/29/2022	Common Stock	Sale	100	10.26
11/29/2022	Common Stock	Sale	100	10.26
11/29/2022	Common Stock	Sale	100	10.27

11/29/2022	Common Stock	Sale	100	10.28
11/29/2022	Common Stock	Sale	100	10.28
11/29/2022	Common Stock	Sale	100	10.28
11/29/2022	Common Stock	Sale	100	10.29
11/30/2022	Common Stock	Sale	90	10.10
11/30/2022	Common Stock	Sale	100	10.10
11/30/2022	Common Stock	Sale	100	10.11
11/30/2022	Common Stock	Sale	100	10.11
11/30/2022	Common Stock	Sale	8	10.11
11/30/2022	Common Stock	Sale	8	10.11
11/30/2022	Common Stock	Sale	10	10.11
11/30/2022	Common Stock	Sale	10	10.11
11/30/2022	Common Stock	Sale	7	10.11
11/30/2022	Common Stock	Sale	100	10.11
11/30/2022	Common Stock	Sale	100	10.11
11/30/2022	Common Stock	Sale	100	10.11
11/30/2022	Common Stock	Sale	10	10.13
11/30/2022	Common Stock	Sale	200	10.15
11/30/2022	Common Stock	Sale	10	10.15
11/30/2022	Common Stock	Sale	8	10.15
11/30/2022	Common Stock	Sale	77	10.15
11/30/2022	Common Stock	Sale	5	10.15
11/30/2022	Common Stock	Sale	100	10.15
11/30/2022	Common Stock	Sale	19	10.16
11/30/2022	Common Stock	Sale	181	10.16
11/30/2022	Common Stock	Sale	190	10.16
11/30/2022	Common Stock	Sale	100	10.17
11/30/2022	Common Stock	Sale	100	10.18
11/30/2022	Common Stock	Sale	100	10.18
11/30/2022	Common Stock	Sale	10	10.18
11/30/2022	Common Stock	Sale	31357	10.25
11/30/2022	Common Stock	Sale	300	10.25